UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30608 / July 23, 2013

In the Matter of

THE DREYFUS CORPORATION
STRATEGIC FUNDS, INC.
THE DREYFUS/LAUREL FUNDS, INC.
BNY MELLON FUNDS TRUST

200 Park Avenue
New York, New York 10166

(File No. 812-13637)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

The Dreyfus Corporation, Strategic Funds, Inc., The Dreyfus/Laurel Funds, Inc., and BNY Mellon Funds Trust filed an application on March 2, 2009, and amendments to the application on April 14, 2009, December 27, 2012, May 1, 2013 and June 21, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order supersedes a prior order and permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On June 26, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30580). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The Dreyfus Corporation, <u>et al.</u> (File No. 812-13637) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary